

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2012

<u>Via E-mail</u>
Ricardo Soler
Chief Financial Officer
Tenaris S.A.
29, Avenue de la Porte-Neuve — 3rd floor
L-2227 Luxembourg

> **RE:** **Tenaris S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 30, 2012**
> **File No. 001-31518**

Dear Mr. Soler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Raw Materials and Energy, page 35

1. In future filings please quantify the change in your raw material inputs period over period so that an investor can assess the change in raw material costs and discuss whether you have the ability to pass raw material price increases to customers. Please also disclose the approximate amount of steel scrap, pig iron and various scrap substitutes needed to produce a ton of steel. While the amount of raw materials needed will fluctuate based on the specifications of the final products and other factors, an estimate of this amount would provide useful information to an investor regarding your use of raw materials. Disclose the approximate amount of natural gas or electric energy consumed per ton at normal operating levels.

<u>Liquidity and Capital Resources, page 55</u>

2. You disclose on page 13 that your ability to make dividend payments and other distributions could be restricted by legal, contractual or other limitations. In future filings please revise your liquidity and capital resources section to discuss the above and other material restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations. Please provide the disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X. As part of your response please provide your calculation that demonstrates whether your consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief